UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

May 2024 Note

On May 9, 2024, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “May 2024 Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on May 9, 2024 in the original principal amount of $797,500.00 (the “May 2024 Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $750,000.00 in gross proceeds.

The May 2024 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on May 2024 Note will become due and payable twelve months after the purchase price of May 2024 Note is delivered by Purchaser to the Company (the “May 2024 Note Closing Date”). The May 2024 Note includes an original issue discount of $47,500.00 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the May 2024 Note. The Company may prepay all or a portion of the May 2024 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the May 2024 Note at on the earlier of the date that is six (6) months from the May 2024 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the May 2024 Note, subject to maximum monthly redemption amount of $300,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the May 2024 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the May 2024 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the May 2024 Purchase Agreement, while the May 2024 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the May 2024 Note), the Investor shall have the right to increase the balance of the May 2024 Note by 15% for Major Trigger Event (as defined in the May 2024 Note ) and 5% for Minor Trigger Event (as defined in the May 2024 Note).

In addition, the May 2024 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On May 13, 2024, the transaction contemplated by the May 2024 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

March 2024 Note

On March 27, 2024, the Company entered into a securities purchase agreement (the “March 2024 Purchase Agreement”) with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on March 27, 2024 in the original principal amount of $531,666.67 (the “March 2024 Note”), convertible into Ordinary Shares of the Company, for $500,000.00 in gross proceeds.

The March 2024 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the March 2024 Note will become due and payable twelve months after the purchase price of the March 2024 Note is delivered by Purchaser to the Company (the “March 2024 Note Closing Date”). The March 2024 Note includes an original issue discount of $ $31,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the March 2024 Note. The Company may prepay all or a portion of the March 2024 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the March 2024 Note at on the earlier of the date that is six (6) months from the March 2024 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the March 2024 Note, subject to maximum monthly redemption amount of $200,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the March 2024 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the March 2024 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the March 2024 Purchase Agreement, while the March 2024 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the March 2024 Note), the Investor shall have the right to increase the balance of the March 2024 Note by 15% for Major Trigger Event (as defined in the March 2024 Note) and 5% for Minor Trigger Event (as defined in the March 2024 Note).

In addition, the March 2024 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On March 29, 2024, the transaction contemplated by the March 2024 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

December 2023 Note

On December 13, 2023, the Company entered into a securities purchase agreement (the “December 2023 Purchase Agreement”, together with “March 2024 Purchase Agreement”, and “May 2024 Purchase Agreement”, the “Purchase Agreements”) with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on December 13, 2023 in the original principal amount of $531,666.67 (the “December 2023 Note,” together with “March 2024 Note”, and “May 2024 Note”, the “Notes”), convertible into Ordinary Shares, for $500,000.00 in gross proceeds.

The December 2023 Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the December 2023 Note will become due and payable twelve months after the purchase price of the December 2023 Note is delivered by Purchaser to the Company (the “December 2023 Note Closing Date”). The December 2023 Note includes an original issue discount of $ $31,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the March 2024 Note. The Company may prepay all or a portion of the December 2023 Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the December 2023 Note Closing Date and the effective date of the first prospectus supplement filed in connection with the December 2023 Note, subject to maximum monthly redemption amount of $200,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the December 2023 Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the December 2023 Note) which is initially $3.00 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the December 2023 Purchase Agreement, while the December 2023 Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the December 2023 Note), the Investor shall have the right to increase the balance of the December 2023 Note by 15% for Major Trigger Event (as defined in the December 2023 Note) and 5% for Minor Trigger Event (as defined in the December 2023 Note).

In addition, the December 2023 Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On December 16, 2023, the transaction contemplated by the December 2023 Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

The issuances of the Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreements and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreements and the Notes, which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated May 9, 2024
10.2	Form of Securities Purchase Agreement dated March 27, 2024
10.3	Form of Securities Purchase Agreement dated December 13, 2023
10.4	Form of Convertible Promissory Note dated May 9, 2024
10.5	Form of Convertible Promissory Note dated March 27, 2024
10.6	Form of Convertible Promissory Note dated December 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2024

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer